

May 26, 2015

Via E-mail
Mr. Stephen E. Tremblay, Chief Financial Officer
Kraton Performance Polymers, Inc.
15710 John F. Kennedy Blvd., Suite 300
Houston, TX 77032

Re: **Kraton Performance Polymers, Inc.**
       Form 10-K for the year ended December 31, 2014
       Filed February 25, 2015
       File No. 1-34581

Dear Mr. Tremblay:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Result of Operations, page 36

Income Tax Expense (benefit), page 38

1.   We note that your effective tax rate is substantially different than the U.S. Statutory tax rate of 35%. With reference to your reconciliation of United States statutory rates to the effective rates on page F-28, please revise future filings to expand your discussion to thoroughly address all items impacting your effective tax rates for each period, including foreign taxes and valuation allowances.

Notes to the Consolidated Financial Statements

1. Description of Business, Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-11

2.   Please more fully explain to us how you determined your joint venture in Kraton Formosa Polymers Corporation is a VIE and how you determined you are the primary beneficiary. Please tell us who holds the remaining 50% ownership interest, including what, in any, affiliation they or their owners have to you. Also, please revise future filings to provide all the disclosures required by ASC 810-10-50-8 and 50-14.

10. Income Taxes, page F-27

3.   Your disclosure indicates that you expect to generate sufficient taxable income in future years that will allow utilization of the portion of net operating loss carryforwards for which no valuation allowance has been provided. Please quantify the amount of domestic and foreign net operating loss carryforwards for which no valuation allowance has been provided and explain to us how you determined that no allowance was necessary. Please refer to ASC Topic 740-10-30.

16. Supplemental Guarantor Information, page F-39

4.   We note your disclosure that the guarantor subsidiaries are "wholly owned." Please confirm that the guarantor subsidiaries are "100% owned" in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

5.   Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief